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                          June 12, 2023

       Kelly J. Potes
       Chief Executive Officer
       ChoiceOne Financial Services, Inc.
       109 East Division Street
       Sparta, Michigan 49345

                                                        Re: ChoiceOne Financial
Services, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 1, 2023
                                                            File No. 333-272337

       Dear Kelly J. Potes:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Madeleine Mateo at 202-551-3465 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Charlie Goode, Esq.